Exhibit 99.14

CONSENT

TO:	Alexco Resource Corp.
British Columbia Securities Commission
Alberta Securities Commission

Ontario Securities Commission

Saskatchewan Financial Services Commission

Manitoba Securities Commission

United States Securities and Exchange Commission

Toronto Stock Exchange

Dear Sirs/Mesdames:

RE:	Technical Report

I hereby consent to the use of my name and the incorporation by reference of any extracts from or summary of the technical report entitled, "Preliminary Economic Assessment of the Keno Hill Silver District Project, Yukon, Canada" with an effective date of January 3, 2017, contained in Alexco’s annual information form dated March 29, 2017 in the Alexco’s Form 40-F and Form F-10 (File No. 333-212578).

Dated this 29th day of March, 2017.

Yours truly,

Al McOnie